FEDERATED CORE TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 26, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED CORE TRUST (the “Registrant”)

Federated Mortgage Core Portfolio (“MBCORE”)

High Yield Bond Portfolio (“HYCORE”)

(each, a “Fund” and collectively, the “Funds”)

1940 Act File No. 811-8519

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to SEC Staff (“Staff) comments provided on April 17, 2018 with respect to Amendment No. 65 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A submitted by the Registrant on February 27, 2018 for the above-referenced Funds.

COMMENT 1. If applicable, comments apply to both Funds.

RESPONSE: The Registrant will incorporate responses for both Funds, where applicable.

Private Offering Memorandum Comments – HYCORE

COMMENT 2: Asset-Backed Securities (ABS) - HYCORE: Please disclose the types and percentage of the Fund’s assets expected to be invested in ABS. Also, disclose the percentage of these that are expected to be noninvestment-grade or unrated and of comparable quality.

Response: The Registrant confirms that the Fund has not historically invested in ABS but may do so in the future. However, in light of the Staff’s comment, the ABS disclosure will be moved to the SAI. In addition, the quality of fixed-income securities in which the Fund invests, as disclosed in the Private Offering Memorandum, will be generally applicable to asset-backed securities.

COMMENT 3. Investment Strategy – HYCORE: In the Private Offering Memorandum “Principal Investment Strategies” section, it is stated that the Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. Please identify the specific derivative contracts and/or hybrid instruments.

Response: The Registrant respectfully notes that the Fund does not currently invest in derivatives or hybrid instruments but wishes to maintain flexibility with respect to these investments by including the detailed derivatives and hybrid investments disclosure in the Private Offering Memorandum section “What are the Fund’s Principal Investments.”

COMMENT 4. What are the Fund’s Principal Investments – Fixed Income Securities – HYCORE: Regarding the Private Offering Memorandum section “What are the Fund’s Principal Investments – Fixed Income Securities,” are there any requirements regarding maturity or duration?

Response: The Registrant confirms that the Fund does not have investment requirements regarding maturity or duration. However, in light of the Staff’s comment, the following disclosure will be added to the Fund’s Investment Strategy (addition is underlined):

“The Fund provides exposure to the high-yield lower-rated, corporate bond market. The Adviser actively manages the

Fund’s portfolio seeking to realize the potentially higher returns of high-yield bonds (also known as “junk bonds”) compared to returns of high-grade securities by seeking to minimize default risk and other risks through careful security selection and diversification. The Fund primarily invests in domestic high-yield bonds but may invest a portion of its portfolio in securities of issuers based outside of the United States (so-called “foreign securities”) in both emerging and developed markets. The Fund is not managed to specific maturity or duration requirements. A description of the various types of securities in which the Fund invests, and their risks, immediately follows the strategy discussion.

COMMENT 5. What are the Fund’s Principal Investments – Convertible Securities – HYCORE: Regarding the Private Offering Memorandum section “What are the Fund’s Principal Investments – Convertible Securities,” please confirm that there are no investments in contingent convertible bonds (CoCos) issued by European banks to meet capital requirements.

Response: The Registrant confirms that the Fund does not invest in CoCos issued by European banks to meet capital requirements.

COMMENT 6. What are the Specific Risks of Investing in the Fund – Liquidity Risk – HYCORE: In the Private Offering Memorandum section “What are the Specific Risks of Investing in the Fund – Liquidity Risk,” please add the following disclosure to the end of the second sentence in the fourth paragraph: “…and this could also impede timely redemptions or force the Fund to incur losses to pay redemption proceeds on time.”

In addition, please disclose the length of time for settlement for bank loans.

Response: The Registrant will add disclosure following the second sentence in the fourth paragraph of “Liquidity Risk” (addition underlined).

“Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out a derivative contract when it wants to. If this happens, the Fund will be required to continue to hold the security or keep the position open, and the Fund could incur losses. This could also impede timely redemptions or force the Fund to incur losses to pay redemption proceeds on time. OTC derivative contracts generally carry greater liquidity risk than exchange-traded contracts. This risk may be increased in times of financial stress, if the trading market for OTC derivative contracts becomes restricted.”

With respect to the Staff’s comment to disclose the length of time for settlement of bank loans, the Registrant cites the Fund’s disclosure under “Risk of Investing in Loans.”

Private Offering Memorandum Comments – MBCORE

COMMENT 7: Mortgage-Backed Securities (MBS) and Collateralized Mortgage Obligations (CMO) - MBCORE: Please disclose the types and percentage of the Fund’s assets expected to be invested in MBS and CMO. Also, disclose the percentage of these that are expected to be noninvestment-grade or unrated and of comparable quality.

Response: The Fund’s Private Offering Memorandum thoroughly describes the MBS contemplated by the Fund’s strategy, including CMO. The Registrant notes that MBS and CMO are subject to the Fund’s 80% policy as disclosed in the strategy. In addition, the Registrant’s investment strategy states that it invests primarily in MBS of investment-grade quality. The Fund does not purchase below investment-grade securities. From time to time, investment-grade securities held by the Fund may be downgraded after the Fund has acquired them. In this event, the Fund will not be obligated to dispose of such a security and may continue to hold it if, in the opinion of the Fund’s investment adviser, the investment is appropriate in the circumstances. This is described in the Private Offering Memorandum under “Risk of Security Downgrades.” Accordingly, the Registrant believes that the Fund’s disclosure is appropriate and no revisions are required.

COMMENT 8. Investment Strategy – MBCORE: In the “Investment Strategy” section of the Private Offering Memorandum, please disclose what percentage of the Fund’s assets are invested in non-agency, non-investment grade mortgage-backed securities (MBS) or asset-backed securities (ABS). The Staff may have further questions.

Response: As of the Fund’s fiscal year ended December 31, 2018, the Fund’s investment in non-agency MBS was under 2% of the Fund’s portfolio. As described in the response to Comment 7. above, the Fund does not purchase below investment-grade securities. From time to time, investment-grade securities held by the Fund may be downgraded after the Fund has acquired them but the Fund is not obligated to dispose of them as described in “Risk of Security Downgrades.”

COMMENT 9. Investment Strategy – MBCORE: In the “Investment Strategy” section of the Private Offering Memorandum, please disclose if the reference to “dollar-weighted portfolio duration” can be quantified in years.

Response: The Registrant respectfully acknowledges the Staff’s comment and cites the disclosure in paragraph three of the Fund’s strategy to seek “to maintain an overall average dollar-weighted portfolio duration that is within 20% above or below the Bloomberg Barclays Mortgage-Backed Securities Index.” Because the Fund’s duration moves with interest rates, the Fund does not believe it is appropriate to disclose a specific duration target.

COMMENT 10. Investment Strategy – MBCORE: In the “Investment Strategy” section of the Private Offering Memorandum, if investments in derivatives are not a principal investment, please move the disclosure to the SAI or identify them as non-principal in this section.

Response: The Fund’s investment strategy states that the Fund “may, but is not required to, use derivative instruments … and may be used as substitutes for securities in which the Fund can invest, or to hedge against a potential loss in an underlying asset. The Fund may use futures contracts, options, options on futures (including those relating to interest rates) and swaps …” Accordingly, the Registrant believes that the Fund’s current disclosure appropriately describes the Fund’s intentions with respect to derivatives investments and that no revisions are required.

COMMENT 11. What are the Fund’s Principal Investments – MBCORE: In the Private Offering Memorandum section “What are the Fund’s Principal Investments – Derivative Instruments,” describe the specific derivatives in which the Fund principally invests. Otherwise, please move the disclosure to the SAI if non-principal.

Response: In relation to the Registrant’s response to Comment 10. above, the Registrant believes that the Fund’s current strategy, securities and risk disclosures appropriately describe the Fund’s current and potential investment in derivatives and that no revisions are necessary.

COMMENT 12. What are the Specific Risks of Investing in the Fund – MBCORE: In the Private Offering Memorandum section “What are the Specific Risks of Investing in the Fund – Asset Segregation Risk,” please add “…in each case in accordance with applicable SEC or Staff guidance” to the end of the following sentence: “This requirement may cause the Fund to miss favorable trading opportunities, due to a lack of sufficient cash or readily marketable securities.”

Response: The Registrant will revise the disclosure to read as follows (deletion stricken and addition underlined):

“Asset Segregation

In order to ~~secure~~ cover its obligations in connection with derivative contracts or special transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities in each case, as provided by the SEC or SEC Staff guidance. This requirement may cause the Fund to miss favorable trading opportunities, due to a lack of sufficient cash or readily marketable securities. This requirement may also cause the Fund to realize losses on offsetting or terminated derivative contracts or special transactions.”

Private Offering Memorandum Comments – MBCORE and HYCORE

COMMENT 13. Purchase and Sale of Fund Shares – MBCORE and HYCORE: In the “Purchase and Sale of Fund Shares” section of the Private Offering Memorandum, describe the redemption process by adding detail to the last sentence in that section, which reads “Redemption requests should be made in accordance with procedures established by the Transfer Agent.”

Response: The Fund will revise the disclosure so that it reads as follows (additions are underlined and deletions are stricken):

“Shares of the Fund have not been registered and are issued in reliance on Section 4(a)(2) of the 1933 Act and Regulation D (including, without limitation, Rule 506(c)) thereunder. Investments in the Fund may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are “accredited investors” within the meaning of Regulation D of the 1933 Act. ~~Shares of the Fund may be redeemed any day the NYSE is open. Redemption requests should be made in accordance with procedures established by the Transfer Agent.~~

You may purchase or redeem Shares of the Fund on any day the New York Stock Exchange is open. There is no minimum required initial or subsequent investment amount. Redemption requests should be made in accordance with procedures established by the Transfer Agent by calling 1-800-341-7400.”

COMMENT 14. Investment Strategy – MBCORE and HYCORE: In the “Principal Investment Strategies” section of the Private Offering Memorandum, disclose that derivatives are counted toward each Fund’s 80% policy and are valued at market value.

Response: The Registrant confirms that derivatives are counted within each Fund’s 80% policy and will be calculated at market value. While the Registrant is not aware of a requirement to specifically disclose this in the Private Offering Memorandum, in light of the Staff’s comment, the following disclosure will be added to each Fund’s “Principal Investment Strategies” section (addition is underlined):

“There can be no assurance that the Fund’s use of derivative contracts or hybrid instruments will work as intended. Derivative investments made by the Fund are included within the Fund’s 80% policy and are calculated at market value.”

COMMENT 15. Redemption of Fund Shares – MBCORE and HYCORE: Regarding the sentence “Depending upon the method of payment, when shareholders receive redemption proceeds can differ” in the Private Offering Memorandum section “Redemption of Fund Shares,” please specify the number of days for each method.

Response: The Registrant has approved the following disclosure to be included in the “Redemptions and Exchanges” section for all Federated funds (addition underlined).

“Redemption proceeds normally are wired or mailed within one business day for each method of payment after receiving a timely request in proper form. Depending upon the method of payment, when shareholders receive redemption proceeds can differ. Payment may be delayed for up to seven days under certain circumstances.”

COMMENT 16. Redemption in Kind – MBCORE and HYCORE: In the Private Offering Memorandum section “Methods the Fund May Use to Meet Redemption Requests – Redemption in Kind,” please disclose that in-kind securities will remain at market risk until sold and that shareholders may incur brokerage costs and taxable capital gains when converting the securities to cash, if true.

Response: The Registrant agrees to add the following disclosure to the Private Offering Memorandum (additions are underlined):

“Redemption in Kind. Although the Fund intends to pay Share redemptions in cash, it reserves the right to pay the redemption price in whole or in part by an “in-kind” distribution of the Fund’s portfolio securities. Because the Fund has elected to be governed by Rule 18f-1 under the 1940 Act, the Fund is obligated to pay Share redemptions to any one shareholder in cash only up to the lesser of $250,000 or 1% of the net assets represented by such Share class during any 90-day period. Redemptions in kind are made consistent with the procedures adopted by the Fund’s Board, which generally include distributions of a pro rata share of the Fund’s portfolio assets. Redemption in kind is not as liquid as a cash redemption. If redemption is made in kind, securities received may be subject to market risk and the shareholder could incur taxable gains and brokerage or other charges in converting the securities to cash.”

COMMENT 17. Limitations on Redemption Proceeds – MBCORE and HYCORE: In the “Limitations on Redemption Proceeds” section of the Private Offering Memorandum, please add “beyond seven days” to the end of the following sentence: “In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, during any period:”

Response: The Fund will revise the disclosure so that the sentence reads as follows (addition underlined):

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed beyond seven days during any period.”

COMMENT 18. Zero Coupon Securities – MBCORE and HYCORE: Regarding the section “Zero Coupon Securities” in the MBCORE SAI and the HYCORE Private Offering Memorandum, please add disclosure reflecting the following:

•	The higher yield and interest rates on original issue discount (“OID”) and payment in-kind (“PIK”) securities reflect the payment deferral and increased credit risk associated with such instruments, and such investments may report a significantly higher credit risk than coupon loans;

•	OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

•	OID instruments generally represent a significantly higher credit risk than coupon loans;

•	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate; in addition, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate; and

•	OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response: The Registrant respectfully believes that the Funds’ current risk disclosures appropriately address the risks associated with zero coupon securities. However, in light of the Staff’s comments, the Registrant will consider developing additional risk disclosure for future registration statement updates of the Funds.

COMMENT 19. What are the Specific Risks of Investing in the Fund – Interest Rate Risk – MBCORE and HYCORE: In the Private Offering Memorandum section “What are the Specific Risks of Investing in the Fund – Interest Rate Risk,” in the second paragraph, please contrast duration and maturity and provide examples.

Response: The Registrant will revise the disclosure so that “Interest Risk” reads as follows (additions are underlined):

“Prices of fixed-income securities rise and fall in response to changes in interest rates. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged.

The longer the duration of a fixed-income security, the more susceptible it is to interest rate risk. The duration of a fixed-income security may be equal to or shorter than the stated maturity of a fixed-income security. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates. Duration measures the price sensitivity of a fixed-income security given a change in interest rates. For example, if a fixed-income security has an effective duration of three years, a 1% increase in general interest rates would be expected to cause the security’s value to decline about 3% while a 1% decrease in general interest rates would be expected to cause the security’s value to increase about 3%.”

Statement of Additional Information Comments – MBCORE and HYCORE

COMMENT 20. Securities Lending – MBCORE and HYCORE. In the first paragraph it states that “The Fund may lend portfolio securities to borrowers that the Adviser deems creditworthy. In return, the Fund receives cash or liquid securities from the borrower as collateral.” The SEC’s position is that acceptable collateral is limited to cash, government securities and irrevocable bank standby letters of credit not issued by a fund’s bank lending agent. Revise to delete the reference to “liquid securities.”

In the second paragraph it states that an acceptable investment in which the Fund may reinvest cash collateral includes securities of affiliated money market funds, including money market funds that can impose redemption fees and liquidity gates. A fund can only reinvest cash collateral in highly liquid short-term obligations. How does investing in affiliated money market funds, including those with a floating NAV, comply with this requirement since investments must be highly liquid at all times?

Response: The Registrant will delete the reference to “or liquid securities” in the first paragraph under “Securities Lending.”

Regarding the Funds investing in affiliated money market funds, the Registrant notes that prior to reforms in 2014, funds typically invested cash collateral in government and prime money market funds. Subsequent to the reforms, the SEC created three categories of money market funds: government, retail, and institutional. Retail and institutional funds are subject to liquidity fees and redemption gates. As retail funds are limited to natural persons, mutual funds are limited to investment in government and institutional money market funds. Money market funds can only invest in highly liquid securities - eligible securities - which for Rule 2a-7 purposes include without limitation any registered investment company that is a money market fund. Additionally, the Registrant notes that the Staff issued guidance stating that a floating NAV money market fund qualifies as “cash items” because the fluctuations in the amount of cash received upon redemption would likely be small and would be consistent with the concept of a “known” amount of cash. (See 2014 Money Market Fund Reform Frequently Asked Questions: Question 62.) To the extent that the liquidity of these institutional money market funds ever became a concern, and liquidity fees or gates in turn became a concern, other alternatives would be considered. Therefore, the Registrant respectfully declines to make changes to its disclosure regarding investing in affiliated money market funds.

COMMENT 21. Investment Limitations – MBCORE and HYCORE: In the SAI “Investment Limitations” section, please include the 1940 Act definition of “majority” in the bolded sentence that reads, “The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act.”

Response: In response to the Staff’s comment regarding the 1940 Act reference in the bold sentence between the fundamental and non-fundamental investment limitations, the Registrant has reviewed its disclosure and respectfully believes that it provides an appropriate alert to shareholders concerning the vote required to approve a change to its fundamental investment limitations. When the Funds, or any Federated Fund, seeks shareholder approval to change a fundamental investment policy or limitation, a proxy statement is prepared and sent to shareholders. The proxy statement, in compliance with the SEC’s proxy rules, will provide detailed disclosure describing the majority vote required to approve the proposal. Therefore, the Registrant respectfully declines to amend its SAI disclosure.

COMMENT 22. Brokerage Transactions and Investment Allocation – MBCORE and HYCORE: In the SAI “Brokerage Transactions and Investment Allocation” section, please disclose the aggregate amount paid for brokerage transactions during the last three fiscal years.

Response: Supplementally, the Registrant confirms that the Funds did not incur any amounts for brokerage transactions during the last three fiscal years. Accordingly, no disclosure is required at this time.

COMMENT 23. Securities Descriptions and Techniques – Asset Segregation – MBCORE and HYCORE: Regarding the SAI section “Securities Descriptions and Techniques – Asset Segregation,” the second sentence in the third paragraph states “For example, if the Fund enters into a credit default swap as the Protection Buyer, then it will set aside cash or readily marketable securities necessary to meet any accrued payment obligations under the swap.” Does this refer to the amount of unpaid premiums plus any pre-payment/early termination penalty?

Response: The Registrant confirms that the cash or readily marketable securities set aside to meet accrued payment obligations under a swap include out of the money mark to market premiums plus accrued interest owed per the terms of the credit default swap and do not include unpaid premiums, plus any prepayment/early termination penalties.

The revisions described above will be reflected in the Funds’ annual registration statement update dated February 28, 2019. If you have any questions on the enclosed material, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager